Mail Stop 4628
                                                             July 12, 2018

Via Email
Ryan Dalton
Chief Financial Officer
Parsley Energy, Inc.
303 Colorado Street, Suite 3000
Austin, Texas 78701

       Re:    Parsley Energy, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2017
              Response Dated June 14, 2018
              File No. 001-36463

Dear Mr. Dalton:

       We have reviewed your June 14, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments.
Unless we note otherwise, our references to prior comments are to comments in our June 1, 2018 letter.

Form 10-K for Fiscal Year Ended December 31, 2017

Notes to Consolidated Financial Statements

Note 5   Acquisitions of Oil and Natural Gas Properties, page F-24

1. The response to prior comment 3 regarding your 2017 acreage exchange states that the assets received are more favorable for development purposes than the assets transferred because all acreage received was contiguous to your existing acreage and filled in gaps in part of your core Upton County development area. Provide us with additional information explaining how your estimates of future cash flows were modified for entity-
       specific factors relevant to your operations, including those cited in your responses to our prior comment (i.e., the ability to drill wells with longer lateral lengths, capital efficiencies, the leveraging of operational efficiencies and existing infrastructure, etc).
 Ryan Dalton
Parsley Energy, Inc.
July 12, 2018
Page 2

        Similarly, address in greater detail how your cash flow estimates reflect the "less desirable development factors" associated with the transferred assets. As part of your response, tell us how your assessment of FASB ASC 845-10-30-4b considered the specific factors that led management to enter into this acreage exchange.

2. Please tell us the number of wells and the base reserve quantities by type used in preparing the quantitative analysis provided in your response to prior comment 3. Also, tell us whether the risk-adjusted cash flows were calculated on a net basis and, if not, provide us with adjusted calculations with the risk-adjustment applied only to the gross cash flows from the exchanged reserves.

      You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 or me at (202)
551-3311 with any questions.

                                                            Sincerely,

                                                            /s/ Ethan Horowitz

                                                            Ethan Horowitz
                                                            Accounting Branch
Chief
                                                            Office of Natural
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